FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto and incorporated by reference herein is Registrant's proxy statement and proxy card to shareholders dated November 17, 2011.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Dated November 17, 2011

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

____________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 29, 2011

To our Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on December 29, 2011 at 10 a.m. local time for the following purposes:

1.	To re-elect six members of the Board of Directors until our 2012 Annual General Meeting of Shareholders and until their successor is appointed;

2.	To re-elect Dr. Leora (Rubin) Meridor to serve as an external director for a third three year term and to approve the compensation of the external directors;

3.	To approve a one time grant of options to the non-employee directors and external directors upon commencement of their term;

4.	Subject to his re-election under Item 1, to approve the terms of employment of Mr. Amiram Levinberg as Chairman of the Board of Directors of the Company;

5.	Subject to his re-election under Item 1, to approve the one time grant of options to Mr. Amiram Levinberg as Chairman of the Board of Directors;

6.	To approve amendments to Articles 68A and 68B of our Articles of Association;

7.	Subject to the approval of Item 6, to approve an amended form of indemnification agreement for directors and officers;

8.
To ratify and approve the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2011,  and for such additional period until the next annual general meeting of shareholders;

9.	Report on our business for the year ended December 31, 2010 and receive and consider the Auditors’ Report and our Consolidated Financial Statements for the year ended December 31, 2010; and

10.	To transact any other business that may properly come before the meeting.

Our Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Tuesday, November 22, 2011 are entitled to notice of and to vote at the annual meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the meeting.  Only proxies that will be received at the indicated address no later than 12:00 pm, New York City time, on December 28, 2011, will be deemed received in a timely fashion and the votes therein will be recorded.  If you attend the meeting, you can revoke your proxy and vote your shares in person.  Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

By Order of the Board of Directors,

Amiram Levinberg
Chairman of the Board of Directors

November 17, 2011

- ii -

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel
______________________

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on December 29, 2011

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on December 29, 2011, at 10 a.m. local time, and at any adjournment thereof, pursuant to the accompanying Notice of 2011 Annual General Meeting of Shareholders (the "Meeting").

The Notice of Meeting, this Proxy Statement and the enclosed proxy cards are being mailed to our shareholders on or about November 24, 2011.

Purpose of the Annual General Meeting

At the Meeting, our shareholders will be asked to vote upon the following matters: (i) re-election of six members of the Board of Directors until our 2012 Annual General Meeting of Shareholders and until their successor is appointed; (ii) re-election of Dr. Leora (Rubin) Meridor to serve as an external director for a third three year term and approval of the compensation of the external directors; (iii) approval of a one-time grant of options to the non-employee directors and external directors upon commencement of their term; (iv) subject to his re-election under (i), approval of the terms of employment of Mr. Amiram Levinberg as Chairman of the Board of Directors of the Company; (v) subject to his re-election under (i), approval of the one time grant of options to Mr. Amiram Levinberg as Chairman of the Board of Directors; (vi) approval of amendments to Articles 68A and 68B of our Articles of Association; (vii) subject to the approval of (vi), approval of an amended form of indemnification agreement for directors and officers; (viii) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2011, and for such additional period until the next annual general meeting of shareholders. In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2010 will be received and considered at the Meeting.

We are currently unaware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Voting at the Meeting

Only holders of record of our ordinary shares, nominal value NIS 0.20 per share, as of the close of business on November 22, 2011, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  Shareholders can vote their ordinary shares at the Meeting in person or by mail:

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel no later than 12:00 pm, New York City time, on December 28, 2011 to be validly included in the tally of ordinary shares voted at the Meeting.  Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

Abstentions with respect to any of the matters submitted to shareholders will not be included in the number of shares deemed to have voted on such matters at the Meeting and will therefore have no effect on the outcome of the vote with respect to such matters, although abstentions will be counted to determine if a quorum is present.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means.  We may also engage a professional proxy solicitation firm, the costs of which will be borne by us.  Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Any written instrument revoking a proxy should be received, no later than 12:00 p.m., New York City time, on December 28, 2011, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219.

Required Votes

Each ordinary share is entitled to one vote on each matter to be voted on at the Meeting. Our articles of association do not provide for cumulative voting for the election of the directors or for any other purpose.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, but they will be counted to determine if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Quorum

The presence, in person or by properly executed proxy, of two or more holders of an aggregate of at least 25% of the voting power of the Company, is necessary to constitute a quorum at the Meeting.  If within one-half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Shares Outstanding

As of November 16, 2011, the Company had 41,061,464 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE NOMINEES FOR DIRECTOR NAMED IN THIS PROXY STATEMENT AND "FOR" EACH OF THE PROPOSALS SET FORTH IN THIS PROXY STATEMENT.

I.  ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our Articles of Association provide that our Board of Directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. Our shareholders have resolved that our Board of Directors should consist of a total of eight directors, including two external directors.  Each of our directors, with the exception of our external directors, serves an approximately one-year term from one annual general meeting to the next or until that director’s successor is appointed, and may be re-elected upon completion of their term of office.

In general, NASDAQ Marketplace Rules require that the Board of Directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission (“SEC”).  However, foreign private issuers, such as our company, are generally permitted to follow home country corporate governance practices instead of the comparable requirements of NASDAQ Marketplace Rules.  Our Board of Directors has determined that five out of the eight members of our Board of Directors are independent directors under NASDAQ requirements.  In accordance with the rules of the SEC and NASDAQ, we have designated three independent directors, as defined by such the rules, on our Audit Committee. Our fourth member of the Audit Committee does not qualify as an independent director within the meaning of NASDAQ rules, however, our Board of Directors has determined that he satisfies the independence requirements of the SEC and satisfies the requirements of the Israeli Companies Law of 5759-1999 (the “Companies Law”) for Audit Committee members.  We also follow Israeli law and practice in accordance with which we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our Board of Directors.

In accordance with Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election. Accordingly, our board, with the recommendation of the Nominating Committee of the Board, has nominated such directors for re-election to our Board of Directors.  We are unaware of any reason why any of the nominees, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors of Gilat that they intend to serve as director if elected.

Nominees for the Board of Directors of the Company

It is proposed that at the Meeting each of the following persons be elected to serve as members of the Board of Directors of the Company until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.

Name	Age
Jeremy Blank	33
Ehud Ganani	59
Gilead Halevy	45
Amiram Levinberg	56
Karen Sarid	61
Izhak Tamir	58

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Jeremy Blank has served on our board since July 2005.  Mr. Blank is a partner and senior managing director within York Capital Management (“York”). Mr. Blank joined York in March 2005.  York is a private investment fund based in New York with approximately $16 billion in assets under management.  York was founded in 1991 and specializes in value oriented and event driven equity and credit investments.  In addition, during the years 1999 through the beginning of 2005, Mr. Blank worked as a vice president within Morgan Stanley’s fixed income department and earlier in his career in Morgan Stanley’s mergers and acquisitions department.  Mr. Blank graduated from Yeshiva University in New York City with a Bachelor’s degree in Finance.

Dr. Ehud Ganani has served on our board since July 2005. Between January  2008 and January 2011, Dr. Ganani served as the chief executive officer and president of Rabintex Industries Ltd. (TASE:RBNT). Rabintex, based in Israel and in Detroit, Michigan, deals with personal protection gear and army vehicles modifications.  Dr. Ganani was Chairman of the board of TraceGuard Technologies Inc. (OTCBB:TCGD), a company involved in explosive detection equipment for airports and other security facilities. He served as the chief executive officer of TraceGuard between February 2006 and January 2008. He was the chairman of the board of Bird Aerosystems Ltd., a private company that develops and supplies anti-missile protection systems for helicopters and fixed wing military and civilian aircrafts, between 2007 and 2010. He has been the chairman of the public committee for Aerospace & Defense & HLS in the Israeli Export Institute. He served as the Chief Executive Officer of Israel Military Industries from 2002-2005. Prior to that, he served in various senior positions in Rafael Armament Development Authority, the last of which was as Vice President of Marketing and Business Development from 1997-2002. Dr. Ganani headed the rocket motors development group in Rafael between 1986 to 2001. He also served as a visiting professor of Chemical Engineering at UC Davis, CA (1984-1985). Dr. Ganani holds a Doctorate of Science in chemical engineering from Washington University, St. Louis, MO (1984) and a Bachelor of Science in Chemical Engineering from the Technion – Israel Institute of Technology in Haifa, Israel (1973).

Gilead Halevy has served on our Board of Directors since January 2011. Mr. Halevy is a founding member and general partner of KCPS Private Equity, a leading Israeli private equity fund associated with KCPS & Company (2007) Ltd.  Mr. Halevy is a member of the fund's investment committee.  Prior to establishing KCPS Private Equity, Mr. Halevy was a Director at Giza Venture Capital from April 2001 to January 2006, where he led investments in communications and information technology companies, and directed Giza's European business activities.  Previously, from 1998 to 2001, Mr. Halevy practiced law at White & Case LLP, where he advised in connection with mergers and acquisitions in the Telecom Media and Technology group. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. From 1993 to 1998, he was a senior associate with Zellermayer & Pelossof, one of Israel's leading commercial law firms, where he advised in connection with public securities, cross-border mergers and acquisitions and private equity transactions. Mr. Halevy currently serves as Chairman at Brand Industries Ltd. (TASE: BRND), Vice Chairman of the Marina Galil Group and a Director at Hatehof Industries Ltd.  Mr. Halevy holds an LL.B. (magna cum laude) and B.A. in Humanities (interdisciplinary course for exceptional students), both from the Hebrew University.

Amiram Levinberg co-founded our company and served as a member of our Board of Directors since our inception and until April 2004. Since July 18, 2005, Mr. Levinberg has served as our Chairman of the Board and as our Chief Executive Officer. Mr. Levinberg’s tenure as  Chief Executive Officer expires on December 31, 2011 and he will not seek reappointment to that position.  From July 1995 and until April 15, 2003, Mr. Levinberg served as our President.  Until 2002, Mr. Levinberg also served as our Chief Operating Officer.  From 1987 and until July 1995, Mr. Levinberg served as our Vice President of Engineering.  From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. Mr. Levinberg was awarded the Israel Defense Award in 1988. Mr. Levinberg also serves on the board of directors of Orckit Communications Ltd., a company traded on the NASDAQ Global Market, Cardboard Industries and Kargal, a cardboard manufacturer in Israel.  Mr. Levinberg holds a B.Sc. degree in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications, both from the Technion - Israel Institute of Technology in Haifa.

Karen Sarid has served on our Board of Directors since July, 2005. Ms. Sarid served from May 2009 until October 2010 as the President and General Manager of Syneron Medical Ltd., a leading aesthetic device company.  Immediately prior to May 2009, Ms. Sarid served as the chief operating officer and chief financial officer of Galil Medical Ltd. and as the general manager of Galil Israel from 2007.  Galil Medical is a medical device company that develops a cryotherapy platform. Ms. Sarid has served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on advanced radiography systems for the digital x-ray market since September 2000. From September 1999 until September 2000, Ms. Sarid served as Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that was traded on the NASDAQ Stock Market. She was Chief Financial Officer of LanOptics Ltd., now known as EZchip Semiconductor Limited  (NASDAQ:  EZCH) from 1993 through 1996. Ms. Sarid currently serves as a director of EZchip. Ms. Sarid also serves as a director of Oridion Ltd (SWXNM: ORIDN). Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

Izhak Tamir has served on our Board of Directors since July, 2005. Mr. Tamir, a co-founder of Orckit, has been President and a Director of Orckit since its founding in 1990.  Mr. Tamir served as a Director of Scopus Video Networks from 2005 until 2007. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc. in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq - The Israel Telecommunication Corporation Ltd.  From 1978 to 1985, he was a senior engineer in the Israeli Government.  Mr. Tamir holds an engineering degree from the Technion – Israel Institute of Technology and an M.B.A. from Tel Aviv University. Mr. Tamir has been chairman of the board of directors of Tikcro Technologies Ltd. since January 2000 and its chief executive officer from August 2003 until December 2007.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the election of each of the director nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

II.  ELECTION OF ONE EXTERNAL DIRECTOR AND APPROVING THE
COMPENSATION FOR EXTERNAL DIRECTORS
(Item 2 on the Proxy Card)

Under the Israeli Companies Law, public companies are required to elect two external directors who must meet specified standards of independence. The Companies Law provides that a person may not be appointed as an external director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his appointment, to the chairman, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; and (iv) if such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.  The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).  In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all members of the Board of Directors who are not controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. External directors may not have during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the public company, (ii) those of its shareholders who are controlling shareholders at the time of appointment, or (iii) any entity controlled by the company or by its controlling shareholders.

At least one external director elected must have “accounting and financial expertise” and any other external director must have either ‘‘accounting and financial expertise’’ or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Our Nominating Committee, Audit Committee and the Board of Directors recommend that our shareholders approve the re-election of Dr. Leora (Rubin) Meridor to serve as an external director for a third term of three years following the expiration of her second three year term on December 30, 2011.  Our Nominating Committee, Audit Committee and Board of Directors recognize the accounting and financial expertise and unique contribution of Dr. Leora Meridor as an external director to the board and various committees and believe it is in the best interests of the Company to re-elect her to serve on the board.  Dr. Meridor has submitted to us a declaration stating that she complies with the requirements imposed by the Companies Law for the office of external director.

Dr. Meridor, age 63, has served on our Board of Directors as an external director since August 2005.  Dr. Meridor is a business and financial consultant and serves on the Board of Directors of Teva Pharmaceutical Industries Ltd., Osem Investment Ltd. and Alrov (Israel) Ltd.  Between 2001 and 2004, Dr. Meridor served as chair of the Board of Directors of Poalim Capital Markets Ltd. and between 2001 and 2005, as chair of the boards of directors of Bezeq International Ltd. and Walla! Communications Ltd.  Between 1996 and 2000, Dr. Meridor served as Senior Vice President, Head of Credit and Risk Management Division of the First International Bank. From 1992 to 1996, Dr. Meridor served as Head of Research at the Bank of Israel. Dr. Meridor has a Ph.D in Economics, an M.Sc degree in Mathematics and B.Sc. degree in Mathematics and Physics, all from the Hebrew University of Jerusalem.  Dr. Meridor’s studies include a post doctoral year at the Massachusetts Institute of Technology.

The compensation of external directors of an Israeli company is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to External  Directors), 2000, as amended, or the Regulations, and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2000, as amended.

We pay to our external directors compensation in the form of an annual fee, payable quarterly, of NIS 80,000 (currently equivalent to approximately $22,000) and a per meeting attendance fee of NIS 1,600 (currently equivalent to approximately $450), as well as compensation for telephonic participation in board and committee meetings in an amount of 60% of what is received for physical participation. Such amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

Our Compensation Committee, Audit Committee and Board of Directors have approved our continuing to pay our external directors, including Dr. Meridor effective as of her election, the foregoing compensation.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the re-election of Dr. Leora Meridor to serve as external director for a three year term and  the compensation to which the Company’s external directors are entitled as set forth in the Company’s Proxy Statement dated November 17, 2011 be, and hereby is, approved.”

The Board of Directors recommends a vote FOR the foregoing resolution.

Under the Israeli Companies Law, the election of the nominee for external director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the election of the external director; or (ii) the total number of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the election of the external director does not exceed two percent of the outstanding voting power in the company.

A “personal interest” for this purpose is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding: (a) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; and (b) a personal interest that is not a result of connections with a controlling shareholder. “Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  Any person holding 25% or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest by marking their vote in the appropriate line.

III.           APPROVAL OF A GRANT OF OPTIONS TO EACH
NON-EMPLOYEE DIRECTOR AND EACH EXTERNAL DIRECTOR
(Item 3 on the Proxy Card)

As noted above, we pay to our external directors compensation in the form of an annual fee, payable quarterly, of NIS 80,000 (currently equivalent to approximately $22,000) and a per meeting attendance fee of NIS 1,600 (currently equivalent to approximately $450), as well as compensation for telephonic participation in board and committee meetings in an amount of 60% of what is received for physical participation.  Such amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

We provide the same compensation to our non-employee directors and external directors as detailed above and no change in their compensation is being proposed.  In 2008, our then non-employee directors and external directors were each granted 50,000 options, which will be fully vested by year end 2011.

Subject to shareholders approval, the Board of Directors and the Compensation and Audit Committees approved the grant of 50,000 options to each of our non-employee directors and our external directors (that is, all directors except Amiram Levinberg for whom options are proposed under Item 5 below).  The exercise price of the options will be set to a price 15% higher than the closing price of the Company’s ordinary shares on the NASDAQ on the date of the shareholders approval.  Such options will be granted upon commencement of the term of the directors elected following the Meeting.  The options will vest ratably from grant, each quarter over a three-year period so long as such director continues to serve in office, and will remain exercisable while the director holds office and for an additional 12-month period following termination of service (other than for cause).  For Mr. Gilead Halevy, vesting shall be deemed to have commenced as of January 31, 2011, and for Mr. Haim Benyamini, vesting shall be deem to have commenced as of May 27, 2011. The options will be allocated from our 2008 Stock Option Plan.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the grant of 50,000 options from our 2008 Stock Option Plan to each of our non-employee directors and external directors (other than Mr. Amiram Levinberg) as described in our Proxy Statement dated November 17, 2011 be, and hereby is, approved.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

IV.   APPROVAL OF TERMS OF EMPLOYMENT FOR MR. AMIRAM LEVINBERG
AS CHAIRMAN OF THE BOARD
(Item 4 on the Proxy Card)

Subject to shareholders approval, the Board of Directors and the Compensation and Audit Committees approved the employment terms of Mr. Amiram Levinberg for his services to the Company as Chairman of the Board of Directors, subject to his re-election as a member of the Board of Directors under Item 1.  Mr. Levinberg was re-nominated Chairman of our Board of Directors by the Audit and Nominating Committees and the Board of Directors on October 3, 2011.

Mr. Levinberg’s current employment as our Chief Executive Officer will end as of December 31, 2011.  Due to amendments to Israeli corporate law, which discourage serving in the dual management roles, Mr. Levinberg chose not to seek re-election as our CEO and intends to continue to be actively involved in the Company as Chairman.  The Board of Directors believes that it is in the best interests of the Company that Mr. Levinberg will continue to be employed and remain active in his role of Chairman, and to provide advice, assistance and management oversight on behalf of the Board.

Mr. Levinberg’s employment terms for his service as Chairman of the Board, which have been approved by the Compensation and Audit Committees subject to shareholders approval, is for a period of three years commencing January 1, 2012.  The Company may terminate the agreement prior to the end of the term by providing Mr. Levinberg with two months of paid notice and an additional two months’ salary.  Under the agreement, Mr. Levinberg will devote 50% of his business time and efforts to act as Chairman of the Board and will be entitled to: (i) a salary of 55,000 NIS per month; (ii) 24 paid vacation days per year (at the value under the agreement, that is, 50% of a full working day), insurance, pension and other benefits to which the Company’s executives are usually entitled; and (iii) full time office space and secretarial assistance.

The Compensation and Audit Committees and the Board of Directors believe that the compensation to be paid to Mr. Levinberg is fair and reasonable, considering, among other things, such factors as (i) his plan to step down as CEO by year end but to remain actively involved in the Company as Chairman of the Board, devoting at least 50% of his working time to that position, (ii) Mr. Levinberg’s current terms of employment as CEO, and (iii) the independent report of Prof. Moshe Zviran Ltd., commissioned by the Compensation Committee, which concluded that the proposed compensation (including the options proposed to be granted under Item 5 below) is on market terms and within the reasonable range for similar positions in Israel.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the terms for remuneration of Mr. Amiram Levinberg for his services to the Company as Chairman of the Board of Directors, be, and hereby are, approved."

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

V.   APPROVAL OF GRANT OF OPTIONS FOR MR. AMIRAM LEVINBERG AS
CHAIRMAN OF THE BOARD
(Item 5 on the Proxy Card)

Subject to shareholders approval, the Board of Directors and the Audit and Compensation Committees approved the issuance of options to Mr. Amiram Levinberg as part of his remuneration for services to the Company as Chairman of the Board, subject to his re-election as a member of the Board of Directors under Item 1.    Mr. Levinberg’s employment terms for such dual service will expire on December 31, 2011 and, subject to his re-election to the Board of Directors by the shareholders under Item 1, Mr. Levinberg will continue to be employed in the position of  Chairman of the Board under the terms of employment described in Item 4 above (such terms being subject to shareholders approval under Item 4).

The Audit and Compensation Committees and the Board of Directors believe it to be in the best interests of the Company to grant to Mr. Levinberg for his active involvement in the Company as Chairman of the Board of Directors options to purchase 150,000 ordinary shares of the Company.  The exercise price of the options will be set to a price 15% higher than the closing price of the Company’s ordinary shares on the NASDAQ market on the date of the shareholder approval.  The number of options for which approval is sought for Mr. Levinberg includes the amount that is being requested for our other directors (50,000), with an additional number (100,000) to reflect his active involvement as Chairman.  The terms of the options are the same as the terms being proposed under Item 3 for our non-employee directors and external directors: the options to Mr. Levinberg will be at the same exercise price and will vest ratably, each quarter over a three-year period so long as Mr. Levinberg continues to serve the Company, and will remain exercisable during such service and for an additional 12 month period following termination of service (other than for cause).    The options will be allocated from our 2008 Stock Option Plan. Additional information about the Company’s stock option plans and grants is available in the Company’s 2010 annual report on Form 20-F.

The Audit and Compensation Committees and the Board of Directors believe the proposed grant of options to be fair and reasonable, having considered the employment package described above in Item 4, as well as the independent report of Prof. Moshe Zviran Ltd., which concluded that the proposed compensation (including the options proposed to be granted under this Item 5) is on market terms and within the reasonable range for similar positions in Israel.

It is therefore proposed that at the Meeting, subject to Mr. Amiram Levinberg’s re-election to the Board of Directors, the following resolution be adopted:

“RESOLVED, that the grant of 150,000 options to Mr. Amiram Levinberg from our 2008 Stock Option Plan, be, and hereby is, approved.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

VI.     APPROVAL OF AMENDMENT TO ARTICLES OF ASSOCIATION
REGARDING INDEMNIFICATION
(Item 6 on the Proxy Card)

Our Articles currently provide that the Company may indemnify an officer or director to the maximum extent permitted by law, including for litigation expenses as a result of an investigation or proceeding brought against him under certain circumstances.  Pursuant to recent amendments to the Israeli Companies Law and the Israeli Securities Law of 5728-1968 (the "Securities Law") the Israeli Securities Authority is authorized to impose administrative sanctions against companies like ours and their officers and directors for certain violations of the Securities Law or the Companies Law.  The Companies Law also provides that companies like ours may indemnify their officers and directors and purchase an insurance policy to cover certain liabilities, if provisions for that purpose are included in their articles of association.

The sanctions discussed in the Companies Law and in the Securities Law include, among other things, monetary sanctions and obligations to pay compensation for damages suffered by the injured persons.  The amendments to the Israeli Securities Law and to the Companies Law provide that only certain types of liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured persons for damages suffered by them are permitted to be reimbursed via indemnification and insurance.

The Company’s Audit Committee and Board of Directors believe that approval of the amendments to our Articles of Association to allow for such indemnification and insurance is in the best interests of the Company, as it sets the legal corporate framework that will allow us to continue to be able to indemnify and insure our officers and directors to the full extent permitted by law, in accordance with the aforementioned recent law amendments.  Such indemnification and insurance will assist us in attracting and retaining highly qualified directors and officers who, through their efforts and expertise, can make a significant contribution to our success.

The Company’s Audit Committee and Board of Directors approved, subject to the approval of the Company’s shareholders, the amendments to the Company’s Articles of Association (the "Articles") as set forth in Exhibit A hereto to provide the additional indemnification and insurance permitted by the recent amendments to the Securities Law and Companies Law (marked to show the extent of the proposed amendments).

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the amendments to Articles 68A and 68B of the Company’s Articles of Association as set forth in Exhibit A attached to the Company's Proxy Statement dated November 17, 2011 be, and hereby are, approved”.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

VII.  AMENDMENT TO INDEMNIFICATION LETTERS
(Item 7 on the Proxy Card)

The Companies Law authorizes the Company, to the extent permitted by law and as set forth in the Company’s Articles of Association, to indemnify its directors and officers in certain circumstances. The Company had previously provided its directors and officers with indemnification, jointly and in the aggregate, in an amount not to exceed $20 million, based upon prior shareholder approval.

Our Audit Committee and Board of Directors believe that approval of the amendment of the letter of indemnification is in the best interests of the Company as it will enable the Company to attract and retain highly qualified directors and officers who, through their efforts and expertise, can make a significant contribution to the Company’s success.

Provided that the amendments to our Articles, as detailed under Item 6 above, are approved at the Meeting, shareholders will be asked to approve the amendment of the letter of indemnification to be granted to each of the Company's present and future officers and directors, in the form attached as Exhibit B hereto (marked to show the extent of the proposed amendments in respect of the current letter of indemnification). This form of letter of indemnification will replace the current form of letter of indemnification that was approved by the Company’s shareholders on August 30, 2006.

Under the Companies Law, the grant of the letter of indemnification to each of our officers and directors must be approved by our Audit Committee and our Board of Directors, and – with respect to our directors only – also by our shareholders.  Subject to the approval by our shareholders of the amendments to the Articles, the Company’s Audit Committee and Board of Directors approved an amendment to the Company’s indemnification letters to be granted to each of the Company's present and future directors and officers.

If the proposal to amend our Articles under Item 6 above is approved but the proposal to amend the letter of indemnification under this Item 7 is not approved, the letter of indemnification in the form attached as Exhibit B may be granted to each of the Company's present and future officers (but not to our directors), while the indemnification rights of our directors will continue to be governed by the current letter of indemnification, previously approved by the shareholders on August 30, 2006.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the amended indemnification letter to be provided to directors and officers of the Company serving from time to time in such capacity in the form of Exhibit B attached to the Company's Proxy Statement dated November 17, 2011, is, hereby approved.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

VIII.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTANTS
(Item 8 on the Proxy Card)

Kost Forer Gabbay & Kasierer, registered public accountants, and a Member of Ernst & Young Global, has been our independent public accountants for over five years.  At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2011 and for such additional period until the next annual general meeting of shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors.  As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and their reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Audit Committee to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services.  The following table sets forth, with respect to fiscal year 2010, the fees billed to us by Kost Forer Gabbay & Kasierer and the percentage of each of the fees out of the total amount paid to it.

Services Rendered	Fees	Percentages
Audit Fees (1)	$836,213	89.25%
Tax Fees (2)	62,875	6.73%
Other	35,000	3.75%
Total	$934,088	100%

(1)    Audit fees are fees for audit services, including fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)    Tax fees are fees for professional services rendered for tax compliance, tax planning and tax advice on actual or contemplated transactions.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of Gilat Satellite Networks Ltd. for the fiscal year ending December 31, 2011 and for such additional period until the next annual general meeting of shareholders, be and hereby is, ratified and approved.”

If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

IX. CONSIDERATION OF THE AUDITORS' REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, auditor’s report and consolidated financial statements for the year ended December 31, 2010 will be presented.  This item will not involve a vote of the shareholders.

Our Board of Directors recommends that the shareholders receive and consider the the Auditors' Report and the Consolidated Financial Statements of Gilat for the fiscal year ended December 31, 2010. Gilat’s 2010 Consolidated Financial Statements are published as part of our 2010 annual report on www.gilat.com, and may be viewed also through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. A shareholder interested in receiving a copy free of charge may contact the Company’s corporate secretary for such purpose. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

X.   OTHER MATTERS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement.  As of the date of the Notice, the Board of Directors knows of no business that will be presented for consideration at the Meeting other than the foregoing matters.  If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the shares in accordance with their best judgment with respect to such matters.

ADDITIONAL INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of ordinary shares as of November 16, 2011 (including options exercisable within 60 days) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group.  The information in this table is based on 41,061,464 ordinary shares outstanding as of November 16, 2011. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (1)(2)
York Capital Management(3)	8,121,651	19.8%
Menora Mivtachim Holdings Ltd. (4)	4,541,956	11.1%
Mivtach Shamir Finance Ltd. (5).	2,216,945	5.4%
All officers and directors as a group (20 persons)	2,527,721	6.2%
_________________________
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 41,061,464 ordinary shares issued and outstanding as of November 16, 2011.

(3)
The information in this table is based on Amendment No. 8 to Schedule 13D filed on September 20, 2011 by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”) with respect to:  (i) 572,569 ordinary shares directly owned by York Capital Management, L.P., a Delaware limited partnership; (ii) 5,556,527 ordinary shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; (iii) 301,080 ordinary shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership; (iv) 645,709 ordinary shares directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership; (v) 558,610 ordinary shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; and (vi) 487,156 ordinary shares directly owned by an account managed by York Managed Holdings, LLC (such account, the “Managed Account”).  YGA, the sole managing member of the general partner of each of the entities numbered (i)-(v) above and the sole managing member of York Managed Holdings, LLC, exercises investment discretion over such investment funds and the Managed Account.  The principal business address of each of these entities is c/o York Capital Management Global Advisors, LLC, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

(4)
Based on Schedule 13D/A filed on August 9, 2010 and information provided by the company, the 4,541,956 shares reported as beneficially owned by Menora Mivtachim Holdings Ltd., are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd., all of which are wholly-owned subsidiaries of Menora Mivtachim Holdings Ltd., each of which operates under independent management and makes independent voting and investment decisions. The address of  Menora Mivtachim Holdings Ltd., is Menora House 115 Allenby Street, Tel Aviv, Israel 61008.

(5)
Based on a Schedule 13D filed on July 28, 2005 and information provided by the company. Mr. Meir Shamir and Ashtrom Industries Ltd. share voting and dispositive power with respect to the shares held by Mivtach Shamir Holdings Ltd. The address of Mivtach Shamir Holdings Ltd. is 27 Habarzel St., Migdal Or A, Tel Aviv 69710 Israel.

Board Practices

Election of Directors

Pursuant to our Articles of Association, each beneficial owner of 14% or more of our issued and outstanding ordinary shares is entitled to appoint, at each annual general meeting of our shareholders, one member to our Board of Directors (“Appointed Director”), provided that a total of not more than four Appointed Directors are so appointed.  In the event that more than four qualifying beneficial owners notify us that they desire to appoint a member to our Board of Directors, only the four shareholders beneficially owning the greatest number of shares will each be entitled to appoint a member to our Board of Directors. As of this date, no beneficial owner of 14% or more of our issued and outstanding share capital has exercised its right to appoint a director.

So long as our ordinary shares are listed for trading on NASDAQ, we may require that any such Appointed Director qualify as an “independent director” as provided for in the NASDAQ rules then in effect.  Our Board of Directors has the right to remove any such Appointed Director when the beneficial ownership of the shareholder who appointed such director falls below 14% of our ordinary shares.

Our Articles of Association provide that a majority of the voting power at the annual general meeting of our shareholders will elect the remaining members of the Board of Directors (or all directors if no shareholder exercises its right to appoint an Appointed Director), including external directors as required under the Companies Law. At any annual general meeting at which directors are appointed pursuant to the preceding paragraph, the calculation of the vote of any beneficial owner who appointed an Appointed Director will not take into consideration, for the purpose of electing the remaining directors, ordinary shares constituting 14% of our issued and outstanding ordinary shares held by such appointing beneficial owner.

The holders of a majority of the voting power represented at a general meeting of our shareholders in person or by proxy will be entitled to (i) remove any director(s), other than external directors and Appointed Directors; (ii) elect directors instead of directors so removed, or (iii) fill any vacancy, however created, in the Board of Directors. Our Board of Directors may also appoint additional directors, whether to fill a vacancy or to expand the Board of Directors, who will serve until the next general meeting of our shareholders following such appointment.

Our Articles of Association further provide that the Board of Directors may delegate all of its powers to committees of the Board of Directors as it deems appropriate, subject to the provisions of applicable law.

External Directors and Independent Directors

External Directors. As described in Item 2 above, under the Israeli Companies Law, public companies are required to elect two external directors who must meet specified standards of independence.

Our Board of Directors currently has two external directors under Israeli law:  Dr. Leora Meridor, who was initially elected to serve as an external director at our special general meeting of shareholders held on August 30, 2005 and was reelected for an additional three year period at our annual general meeting of shareholders held on December 30, 2008; and Mr. Haim Benyamini who was initially elected to serve as an external director at our special general meeting of shareholders held in February 2005, was re-elected for an additional three year period at our special general meeting of shareholders held on May 28, 2008 and was again re-elected for a third three year term at our annual general meeting of shareholders held on January 31, 2011.  Dr. Meridor is  currently being proposed for re-election for a third term pursuant to Item 2 above.

Independent Directors.  In general, NASDAQ Marketplace Rules require that the Board of Directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules.  Our Board of Directors has determined that five out of the eight members of our Board of Directors, namely, Messrs. Benyamini, Ganani, Halevy, Dr. Meridor and Ms. Sarid, are independent directors under NASDAQ requirements.

Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a portion of its Board of Directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. We have not included such a provision in our articles of association since our Board of Directors complies with the independent director requirements of the NASDAQ Marketplace Rules described above.

Committees of the Board of Directors

Audit Committee.  Under the Israeli Companies Law, publicly traded companies must establish an Audit Committee. The Audit Committee must consist of at least three members, and must include all of the company's external directors. The Chairman of the Board of Directors, any director employed by the Company or providing services to the Company, any controlling shareholder and any relative of a controlling shareholder may not be a member of the Audit Committee. An Audit Committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the Audit Committee and at least one of the external directors was present at the meeting in which an approval was granted.

In addition, the NASDAQ Marketplace Rules require us to establish an Audit Committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.  The Audit Committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls. The Audit Committee also approves the terms of employment of our chief executive officer and all other executive officers.

We have elected to follow Israeli law instead of NASDAQ rules with respect to the composition of our Audit Committee.  Our Audit Committee consists of Mr. Benyamini, Dr. Meridor, Ms. Sarid and Mr. Tamir.  All of the members of our Audit Committee other than Mr. Izhak Tamir satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for Audit Committee members.  Mr. Tamir does not qualify as an independent director within the meaning of NASDAQ rules, due to his previous participation in our compensation and stock option committee which ended in February 2011.  However, our Board of Directors has determined that Mr. Tamir satisfies the independence requirements of the SEC and satisfies the requirements of the Israeli Companies Law for Audit Committee members. Our Board of Directors has further determined that Dr. Meridor qualifies to serve as the Audit Committee’s financial expert, as required by the rules of the SSEC and NASDAQ. The Audit Committee meets at least once each quarter.

Compensation and Stock Option Committee (“Compensation Committee”). Our Board of Directors has established a Compensation Committee, which is authorized to determine all compensations issues, including the administration of our option plans, subject to general guidelines determined by our Board of Directors from time to time.  The Compensation Committee also makes recommendations to our Audit Committee and Board of Directors in connection with the terms of employment of our Chief Executive Officer and all other executive officers.

Our Compensation Committee consists of Mr. Benyamini, Dr. Meridor and Ms. Sarid.  All of the members of our Compensation Committee are independent directors, within the meaning of NASDAQ rules.  We have elected to follow Israeli law instead of NASDAQ requirements with respect to independent director oversight of executive compensation.

Nominating Committee.  Although we are not required to do so under Israeli law, our Board of Directors has established a Nominating Committee, which is authorized to recommend nominees for election to the Board of Directors by our shareholders at the annual general meeting of shareholders.  Our Nominating Committee consists of Mr. Benyamini, Dr. Meridor, Ms. Sarid and Mr. Ganani.  All of the members of our Nominating Committee are independent directors, within the meaning of NASDAQ rules.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to the attention of:

Joann R. Blasberg, Corporate Secretary
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 49130 Israel
Email: joann@gilat.com

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

EXHIBIT A

TO PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD. (the “Company”)

To be held on December 29, 2011

Amendment of Articles of Association

The current indemnification and insurance provisions in the Company’s Articles of Association are to be revised to allow for additional indemnification and insurance in light of an amendment to the Israeli Securities Law.

It is proposed to amend the Company's Articles of Association, replacing the current identification and insurance provisions of Article 68A and Article 68B with the following (new matter underlined):

68A.        Indemnification. Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder to the maximum extent permitted by law, in respect of an obligation or expense specified below imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

(i)	a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

(ii)
reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

(iii)
expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law;  and

(iv)
reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent;and

(v)	payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law.

The Company may undertake to indemnify an Office Holder as aforesaid, (a) prospectively, provided that, in respect of Article 68A(c)(i), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (b) retroactively.

68B.        Insurance. The Company may procure, and/or undertake to procure, insurance covering any past or present Office Holder against any liability which he or she may incur in such capacity, including the Company for indemnifying such Office Holder, to the maximum extent permitted by law.

Subject to the provisions of the Companies Law and the Securities Law, the Company may also enter into a contract to insure an Office Holder for (i) expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

A-2

EXHIBIT B

TO PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD. (the “Company”)

To be held on December 29, 2011

Amendment to the indemnification undertaking by and among the Company and each of its directors and officers

Subject to shareholder approval of amendments to the Company’s Articles of Association, the current indemnification agreement is proposed to be revised to correspond to such amendments (new matter underlined):

____ _______, 201_

Re. LETTER OF INDEMNIFICATION

To: __________________

Dear _____________,

You have been appointed as an officer and/or director of Gilat Satellite Networks Ltd., a company organized under the laws of the State of Israel (the “Company”). The Company agrees to indemnify you pursuant to the terms and conditions herein to the fullest extent permitted by law for activities performed as an officer and/or director.

In consideration of your continuing service to the Company, the Company hereby agrees as follows:

1.               Subject to the conditions set forth in this Letter of Indemnification, the Company hereby undertakes to indemnify you to the maximum extent permitted by law for:

1.1             any financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court, in respect of any act or omission (“Action”) taken or made by you in your capacity as a director, officer and/or employee of the Company;

1.2.            reasonable litigation expenses, including attorney’s fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

1.3             all reasonable litigation expenses, including attorneys’ fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of criminal intent in which you are convicted, all in respect of actions taken by you in your capacity as a director, officer and/or employee of the Company; and

1.4             expenses, including reasonable litigation expenses and attorneys' fees, incurred by you as a result of a proceeding instituted against you in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law, all in respect of actions taken by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary; and

1.5             payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law made by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary.

The above indemnification will also apply to any Action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as a director or observer results directly from the Company’s holdings in such company (“Affiliate”).

2.               The Company will not indemnify you for amounts you may be obligated to pay solely in respect of the exclusions under section 263 of the Companies Law 1999, as determined by final court decision.

3.               The Company will make available all amounts needed in accordance with paragraph 1 above when such amounts become payable by you (“Time of Indebtedness”) with respect to items referred to in paragraph 1 above, even prior to a court decision.  You agree to repay advances given to cover legal expenses in criminal proceedings if you are found guilty of a crime that requires proof of criminal intent. You further agree to repay advances if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will provide security or a guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.               You will be indemnified hereunder whether or not at the relevant Time of Indebtedness you are a director, officer or employee of the Company, a Subsidiary, or an Affiliate, provided that the obligations are in respect of Actions taken while you were such a director, officer and/or employee within the scope of your responsibilities.

5.               Actions to be indemnified hereunder pursuant to paragraph 1 shall include, but shall not be limited to:

5.1             The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

5.2             Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

5.3             Occurrences in connection with investments that the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

5.4             The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5.5             Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

5.6             Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

5.7             Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.8             Actions relating to the operations and management of the Company, Subsidiaries and/or Affiliates;

5.9             Actions relating to agreements and transactions of the Company, Subsidiaries and/or Affiliates with others, including, for example: customers, suppliers, contractors, etc.;

5.10           Actions concerning the approval of transactions of the Company with officers and/or directors and/or holders of controlling interests in the Company;

5.11           Monetary liabilities to third parties relating to the return of loans;

5.12           Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and service providers;

5.13           Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

5.14           Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to infringement, ownership, and use of intellectual property;

5.15           Actions taken pursuant to, or in accordance with, the policies and procedures of the Company, Subsidiaries and/or Affiliates, including but no limited to implementation relating to the Sarbanes Oxley Act, whether or not such policies and procedures are published.

5.16           Representations and warranties made in good faith in connection with the business of the Company, Subsidiaries, and Affiliates.

6.               The Company will not indemnify you for any liability with respect to which you have received payment under coverage of an insurance policy or another indemnification agreement.  The Company will indemnify you for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnification agreement (including deductible amounts not covered by insurance policies).

7.               The total amount of Indemnification that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to US$20,000,000.

8.               The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

9.               In accordance with applicable law and the terms and conditions of this Letter of Indemnification, the Company will indemnify you in accordance with the following:

9.1             You shall promptly notify the Company in writing of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you shall deliver to the Company, or to such person as it shall advise you, all documents you receive in connection with these proceedings.

9.2             Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

Notwithstanding the foregoing, in the case of a reasonably likely conflict of interest between you and the Company, Affiliates and/or Subsidiaries (referred to as a “Conflict Situation”), you will be entitled to appoint an attorney of your own to represent you in such proceedings. Your attorney shall be fully updated on the defense proceedings, and the Company shall cooperate with your attorney. The Company shall indemnify you for all reasonable expenses you incur in connection with engaging such attorney.

Additionally, if you are no longer affiliated with the Company, Affiliates and/or Subsidiaries at the Time of Indebtedness, and there is no reasonably likely conflict of interest between you and the Company, then you and the Company shall discuss and agree to the manner of your representation in such matter.

Except in the event of a Conflict Situation and as otherwise may be agreed by you and the Company, the Company shall be entitled to conclude such proceedings,  in its discretion, including by way of settlement.  You agree to execute all documents reasonably required to enable the Company to conduct your defense, and to represent you in all matters connected therewith.

In the case of criminal proceedings, the Company will not have the right to plead guilty on your behalf or to agree to a plea-bargain on your behalf without your written consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), where a Conflict Situation exists, the Company will not have the right to admit to any Actions without your written consent.  In a civil proceeding (whether before a court or as a part of a compromise arrangement), where no Conflict Situation exists, the Company will not have the right to admit to any Actions that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, without your written consent.

However, this will not prevent the Company from coming to a financial arrangement with a plaintiff in a civil proceeding without your consent, provided that such arrangement does not include an admission of an Action.

9.3             You agree to cooperate in good faith with the Company as may be required during any such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto.

9.4             The Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any expenses or damages pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding, unless the Company has given advance written approval for such compromise or settlement.

10.             The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any Actions listed in paragraph 2 above.

11.             For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogates from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above.

12.             If all or part of any undertaking contained herein is held invalid or unenforceable by a court of competent jurisdiction, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

13.             This Letter of Indemnification and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

14.             This Letter of Indemnification cancels and supersedes any preceding letter of indemnification that may have been issued to you.

This letter is being issued to you pursuant to a resolution adopted by the Audit Committee and Board of Directors.

Very truly yours,
Gilat Satellite Networks Ltd.

By:                 _______________

Please sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Date: _______, 201_

____________________
Name:

0

GILAT SATELLITE NETWORKS LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

    The undersigned hereby appoints Alon Levy, Michal Lavee Machlav and Tal Vilnai, or any of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, nominal value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, December 29th, 2011 at 10:00 a.m. (local time) at the offices of the Company, 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1 AND EXTERNAL DIRECTOR IN ITEM 2 AND (ii) ITEMS 3 to 8 SET FORTH ON THE REVERSE.

Certain items require an indication of “personal interest” (as defined under the Israeli Companies Law) in the resolution. Unless indicated otherwise, by signing this Proxy, the undersigned hereby explicitly certifies that it has no “personal interest” in the applicable item.

For information regarding the definition of “personal interest”, see Item 2 of the Proxy Statement.

(Continued and to be signed on the reverse side)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

December 29, 2011

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at www.gilat.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i Please detach along perforated line and mail in the envelope provided.i

00033333332333333000 8	122911

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1 AND EXTERNAL DIRECTOR IN ITEM 2 AND “FOR” ITEMS 3 TO 8.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		(1)	To re-elect six members of the Board of Directors each to serve until the close of the next Annual Meeting.	FOR	AGAINST	ABSTAIN
			Jeremy Blank	☐	☐	☐

			Ehud Ganani	☐	☐	☐

			Gilead Halevy	☐	☐	☐

			Amiram Levinberg	☐	☐	☐

			Karen Sarid	☐	☐	☐

			Izhak Tamir	☐	☐	☐

(2)
To re-elect Dr. Leora Meridor to serve as external director for a three-year term and to approve the compensation to which the Company’s external directors are entitled as set forth in the Company’s Proxy Statement dated November 17, 2011.
				☐	☐	☐
				YES	NO
			Do you have a personal interest in the above Item 2.	☐	☐
				FOR	AGAINST	ABSTAIN
(3)
To grant 50,000 options from our 2008 Stock Option Plan to each of our non-employee directors and external directors (other than Mr. Amiram Levinberg) as described in our Proxy Statement dated November 17, 2011.
				☐	☐	☐

		(4)	To approve the terms for remuneration of Mr. Amiram Levinberg for his services to the Company as Chairman of the Board of Directors.	☐	☐	☐

		(5)	To grant 150,000 options to Mr. Amiram Levinberg from our 2008 Stock Option Plan.	☐	☐	☐

		(6)	To amend Articles 68A and 68B of the Company’s Articles of Association as set forth in Exhibit A attached to the Company’s Proxy Statement dated November 17, 2011.	☐	☐	☐

(7)
To approve the amended indemnification letter to be provided to directors and officers of the Company serving from time to time in such capacity in the form of Exhibit B attached to the Company’s Proxy Statement dated November 17, 2011.
				☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐	(8)
To ratify and approve the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of Gilat Satellite Networks Ltd. for the fiscal year ending December 31, 2011 and for such additional period until the next annual general meeting of shareholders.
				☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.